April 8, 2013

Via EDGAR and Facsimile

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention:	W. John Cash,
Branch Chief

Re:	Alcoa Inc. Form 10-K for Fiscal Year Ended December 31, 2012 Filed February 15, 2013
File No. 1-03610

Dear Mr. Cash:

This letter is a request for additional time to respond to the comment letter dated April 1, 2013 (the “Comment Letter”) from the Staff of the Securities and Exchange Commission relating to Alcoa Inc.’s Form 10-K for the fiscal year ended December 31, 2012, filed on February 15, 2013. We are requesting an extension because the employees who are preparing the response are the same as those who are actively engaged in closing the books for the first quarter of 2013, preparing for the release of first quarter 2013 results, and filing Alcoa’s 1Q 2013 Form 10-Q. We intend to submit our response to the Comment Letter to you on or before May 3, 2013.

If you have any questions with respect to the foregoing, please contact me at (212) 836-2685 or Graeme Bottger, Vice President and Controller, at (412) 553-2169. Please note that I succeeded Charles D. McLane, Jr. as Alcoa’s Chief Financial Officer effective April 1, 2013.

Sincerely,

/s/ William F. Oplinger
William F. Oplinger
Executive Vice President and
Chief Financial Officer